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BSE LIMITED
P.J Towers, Dalal Street
Mumbai – 400 001
Fax: 22722037 / 22723121
Kind Attn: General Manager, Department of Corporate Services
Scrip Code: 500209 (BSE)

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Exchange Plaza, Bandra Kurla Complex,
Mumbai – 400 051
Fax: 26598237 / 26598238
Kind Attn: Manager, Listing Department
Scrip Code: INFY (NSE)

NEW YORK STOCK EXCHANGE
11 Wall St,
New York,
NY 10005,
USA
Scrip Code: INFY

February 5, 2019

Dear Sir / Madam,

Sub: Postal Ballot Notice – Disclosure under Regulation 30 of the Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 ("SEBI LODR")

Further to the outcome of meeting of the board of directors of the Company dated January 11, 2019, we hereby enclose a copy of the postal ballot notice dated January 11, 2019 ("**Postal Ballot Notice**") and postal ballot form.

The Postal Ballot Notice, along with other relevant documents, are being sent to all the shareholders whose names appear in the register of members/ beneficial owners received from the National Securities Depository Limited ("**NSDL**") and Central Depository Services (India) Limited as on January 22, 2019 ("**Cut-off date**"), seeking their approval as set out in the Postal Ballot Notice.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The voting through postal ballot and through e-voting will commence from Monday, February 11, 2019 (9:00 A.M. IST) and shall end on Tuesday, March 12, 2019 (5:00 P.M. IST). The results of the postal ballot will be announced on or before Friday, March 15, 2019.

The above information will also be made available on the website of the Company: https://www.infosys.com/investors/.

This is for your information and record.

Thanking you,

Yours faithfully,
For **Infosys Limited**
MANIKANTHA AGS
Digitally signed by MANIKANTHA AGS
Date: 2019.02.05 21:08:15 +05'30'
A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
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Postal Ballot Notice

Pursuant to Section 110 of the Companies Act, 2013 read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), including any statutory modification or re-enactment thereof for the time being in force and any other applicable provisions of the Act and the rules made thereunder, that the resolutions appended below are proposed to be passed by the members through postal ballot (the "Postal Ballot") / electronic voting ("e-voting"). An Explanatory Statement pertaining to the said resolutions setting out the material facts and the reasons thereof form part of this Postal Ballot notice ("Postal Ballot Notice"), along with a Postal Ballot form (the "Postal Ballot Form").

Introduction:

1. Buyback of Equity Shares of the Company:

The Board of Directors of the Company ("Board"), at its meeting held on January 11, 2019, has, subject to the approval of the members of the Company, by way of a special resolution through Postal Ballot ("Special Resolution") and subject to the approvals of such statutory, regulatory or governmental authorities as may be required under applicable laws, approved the proposal to buyback its own fully paid-up equity shares of face value of ₹5/- each ("Equity Shares") from the members of the Company (other than the Promoters, the Promoter Group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only) ("Maximum Buyback Size") at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("Maximum Buyback Price"), under the open market route through the Indian stock exchanges, in accordance with the Act, the Companies (Share Capital and Debentures) Rules, 2014, as amended, the Management Rules and the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the "Buyback Regulations", and such buyback of Equity Shares, "Buyback").

The Maximum Buyback Size shall be less than 15% of the aggregate of the total paid-up capital and free reserves of the Company, based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis).

At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

In accordance with the provisions of Sections 68 and 110 of the Act, read with Rule 22 of the Management Rules, and other applicable provisions of the Act and the rules made thereunder, and the Articles of Association of the Company, the Company is required to obtain the approval of its members for the Buyback by way of a special resolution through Postal Ballot or at a general meeting by providing the facility to members to vote by electronic means. Accordingly, the Company seeks your approval for the Buyback through this Postal Ballot Notice.

2. Re-appointment of Kiran Mazumdar-Shaw as an Independent Director

The members of the Company at the 33rd Annual General Meeting held on June 14, 2014 had approved the appointment of Kiran Mazumdar-Shaw as an Independent Director for a term up to March 31, 2019. Kiran Mazumdar-Shaw is due for retirement from her first term as an independent director on March 31, 2019 as per Companies Act, 2013. Based on the recommendation of the Nomination and Remuneration Committee, Kiran Mazumdar-Shaw's skills, experience, knowledge and performance evaluation, the Board vide a resolution dated January 11, 2019 approved the re-appointment of Kiran Mazumdar-Shaw as an Independent

INFOSYS LIMITED
CIN : L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Director of the Company and the Lead Independent Director of the Board with effect from April 1, 2019 up to March 22, 2023, whose office shall not be liable to retire by rotation. Pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder, the Company is required to obtain approval of its shareholders. Accordingly, the Company seeks your approval for the appointment of Kiran Mazumdar-Shaw as an Independent Director of the Company up to March 22, 2023.

The Board has appointed Parameshwar G. Hegde, practicing Company Secretary, as the scrutinizer ("Scrutinizer") for conducting the Postal Ballot / e-voting process in a fair and transparent manner.

Members are requested to carefully read the instructions printed on the Postal Ballot Form and return the same duly completed in the enclosed self-addressed business reply envelope ("Business Reply Envelope") so as to reach the Scrutinizer not later than 17:00 hours IST on March 12, 2019. Postage will be borne and paid by the Company. Postal Ballot Forms, if sent at the expense of the members, will also be accepted. The Postal Ballot Forms may also be deposited personally at the address given on the Business Reply Envelope. Please note that Postal Ballot Forms received after 17:00 hours IST on March 12, 2019 shall be treated as not having been received and shall be deemed invalid.

Members desiring to opt for e-voting as per facilities arranged by the Company are requested to read the instructions as stated in the Notes under the section 'Voting through Electronic Means'. Reference to postal ballot(s) in this Postal Ballot Notice includes votes received electronically.

The voting instructions provided in the Postal Ballot Form are applicable for equity shareholders. ADS holders will be able to provide their voting instructions through the mechanism established by the entity with whom they hold such ADSs.

The Scrutinizer will submit his report to the chairman of the Company (the "Chairman") or any other duly authorized person of the Company after completion of the scrutiny of the postal ballots (including e-voting). The result of the Postal Ballot (including e-voting) shall be declared by the Chairman or any other duly authorized person of the Company on or before March 15, 2019. The voting results will be communicated to the stock exchanges, depositories, registrar and share transfer agents and shall also be displayed on the Company's website, https://www.infosys.com/investors/shareholder-services/Pages/postal-ballot.aspx and on the website of NSDL, i.e. https://www.nsdl.co.in.

The last date of receipt of the postal ballot forms / e-voting, i.e. March 12, 2019, shall be the date on which the resolution would be deemed to have been passed, if approved by the requisite majority.

Please note that in this Postal Ballot Notice, the Company has presented certain numerical information in 'crore'. One crore represents 10 million, i.e. 10,000,000.

Resolutions

Item no. 1 - Approval for the Buyback of Equity Shares of the Company

To consider and, if thought fit, to pass, the following resolution as a Special Resolution :

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the "Act"), the Companies (Share Capital and Debentures) Rules, 2014, as amended ("Share Capital Rules"), the Companies (Management and Administration) Rules, 2014, as amended ("Management Rules"), and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("LODR Regulations"), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018, as amended (the "Buyback Regulations"), and subject to such other approvals, permissions and sanctions, as may be necessary, and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities, which may be agreed to by the board of directors of the Company (hereinafter referred to as the "Board", which expression includes any committee duly constituted by the Board to exercise its powers, and / or the powers conferred by the Board resolution), and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the members is hereby accorded for the buyback by the Company of its fully paid-up equity shares of face value of ₹5/- (Rupee Five) each ("Equity Shares"), from the members of the Company (except promoters, promoter group and persons in control of the Company) at a price not exceeding ₹800/- (Rupees Eight Hundred Only) per Equity Share ("Maximum Buyback Price"), and such aggregate amount, ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only)("Maximum Buyback Size"), representing 14.54% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis) ("Buyback"). The Maximum Buyback Size does not include transaction costs, namely applicable taxes such as securities transaction tax, goods and service tax, stamp duty, filing fees, advisors' fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses ("Transaction Costs"). The Buyback period shall commence from the date of declaration of results of the postal ballot notice for the special resolution until the last date on which the payment of consideration for the Equity Shares bought back by the Company is made ("Buyback Period"), in accordance, and in consonance, with the provisions of the Buyback Regulations, the Act, Share Capital Rules, the Management Rules and the LODR Regulations.

RESOLVED FURTHER THAT subject to the market price of the Equity Shares being equal to the Maximum Buyback Price, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size. The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("Minimum Buyback Size"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its free reserves, and the Buyback shall be undertaken through the open market route through the Indian stock exchanges, on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT the Buyback would be subject to the requirement of maintaining the minimum public shareholding, as specified in Regulation 38 of the LODR Regulations.

RESOLVED FURTHER THAT in the event of non-fulfilment of the obligations under the Buyback Regulations by the Company, the monies deposited in the Escrow Account to the extent of 2.5% (Two and a Half percent) of the Maximum Buyback Size may be forfeited as per the terms of Regulation 20 of the Buyback Regulations, and the amount forfeited shall be deposited in the Investor Protection and Education Fund of the Securities and Exchange Board of India.

RESOLVED FURTHER THAT in terms of Regulation 20 of the Buyback Regulations, an escrow account be opened with Kotak Mahindra Bank Limited ("Escrow Agent") by the name of "Infosys Ltd Buyback – Escrow Account" ("Escrow Account") for the purpose of the Buyback and a deposit in cash of a sum equivalent to 2.5% of the total consideration payable for the Buyback shall be maintained at all points of time until fulfilment of the Company's obligations under the Buyback Regulations.

RESOLVED FURTHER THAT the Company shall create a bank guarantee in favour of the manager to the Buyback in accordance with the Buyback Regulations, which together with the cash deposited in the Escrow Account shall make up the requisite escrow amount under the Buyback Regulations.

RESOLVED FURTHER THAT the Buyback shall, in any case, close within 6 (six) months from the date of opening of the Buyback or such other period as may be permitted under the Act or Buyback Regulations. The Board, in its absolute discretion, may decide to close the Buyback at any time, provided that at least 50% (Fifty percent) of the Maximum Buyback Size is utilized for buying back the Equity Shares, by giving appropriate notice of such earlier date and completing all formalities in this regard as per relevant laws and regulations.

RESOLVED FURTHER THAT the Buyback from the members who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors / foreign portfolio investors, non-resident Indians, members of foreign nationality and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the Reserve Bank of India ("RBI") under Foreign Exchange Management Act, 1999, and rules and regulations framed thereunder, if any.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any member to offer their Equity Shares in the Buyback, nor shall it create any obligation on the part of the Company or the Board to buyback any Equity Shares and / or impair any power of the Company or the Board to terminate any process in relation to the Buyback, if so permissible by law.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, compliance officer as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including public announcement, extinguishment of share certificates and 'Certificate of Extinguishment' required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to SEBI, RBI, Government of India, U.S. Securities and Exchange Commission ("SEC"), BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "Indian Stock Exchanges"), New York Stock Exchange ("NYSE"), Registrar of Companies, Depositories and / or other authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized to accept and make any alteration(s), modification(s) to the terms and conditions, and delegate such powers, obligations and responsibilities as it may, and to whomsoever it may, deem necessary, concerning any aspect of the Buyback, in accordance with the applicable statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in relation to or in connection with or for matters

consequential to the Buyback without seeking any further consent or approval of the members or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Item no. 2 - Re-appointment of Kiran Mazumdar-Shaw as an Independent Director

To consider and, if thought fit, to pass the following resolution as a Special Resolution :

RESOLVED THAT pursuant to provisions of sections 149, 152, and any other applicable provisions of the Companies Act, 2013, and the Rules made thereunder read with Schedule IV to the Companies Act, 2013 and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Kiran Mazumdar-Shaw (DIN : 00347229), who was appointed as an independent director of the Company for a term up to March 31, 2019, is eligible for being re-appointed as an independent director and in respect of whom the Company has received a notice in writing from a member under Section 160 of the Companies Act, 2013 signifying intention to propose Kiran Mazumdar-Shaw as a candidate for the office of director, be and is hereby reappointed as an independent director of the Company, to hold office with effect from April 1, 2019 up to March 22, 2023, and whose office shall not be liable to retire by rotation.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any powers conferred herein, to any committee of directors, with power to further delegate to any executives / officers of the Company to do all such acts, deeds, matters and things and also to execute such documents, writings, etc., as may be necessary in this regard.

Registered office :	By order of the
Electronics City, Hosur Road	Board of Directors
Bengaluru 560 100	for Infosys Limited
India	
	Sd/-
Bengaluru	A. G. S. Manikantha
January 11, 2019	*Company Secretary*

Notes :

1. The explanatory statement pursuant to Section 102 read with Section 110 of the Act stating all material facts and the reasons for the proposal is annexed herewith.
2. This Postal Ballot Notice is being sent to the members whose names appear on the register of members / list of beneficial owners as received from the National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL") as on January 22, 2019. A person who is not a member as on the cut-off date should treat this Postal Ballot Notice for informational purposes only.
3. In connection with the dispatch of this Postal Ballot Notice to the ADS holders, the Depositary has established January 22, 2019 ("ADS postal ballot cut-off date") as the cut-off date for determining those registered ADS holders entitled to receive the postal ballot materials and provide it with voting instructions on the postal ballot resolutions. It is anticipated that the Depositary will utilize this Postal Ballot Notice in creating its own voting instruction form for registered holders of American Depositary Receipts ("ADRs") evidencing ADSs. The mailing agents for participants within The Depository Trust Company should base the form sent to their clients on the form prepared by the Depositary when mailing to beneficial holders of ADSs.
4. Members who have registered their email IDs for receipt of documents in electronic form under the Green Initiative of the Ministry of Corporate Affairs are being sent the Notice of the Postal Ballot by e-mail to their email addresses registered with their Depository Participants / the Company's Registrar and Transfer Agent. Members who receive the Postal Ballot Notice by e-mail and who wish to vote through Physical Postal Ballot Form can download the same from the website of the Company https://www.infosys.com/investors/shareholder-services/Pages/postal-ballot.aspx. For members whose email IDs are not registered, physical copies of this Postal Ballot Notice are being sent by registered post, speed post or a courier along with a postage-prepaid self-addressed Business Reply Envelope. To seek a duplicate Postal Ballot Form, please contact the Company's Registrar and Share Transfer Agent, Karvy Fintech Private Limited, and fill in the requisite details and send the same to the Scrutinizer.
5. Resolutions passed by the members through postal ballot are deemed to have been passed as if they are passed at a General Meeting of the members.
6. Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In cases where members cast their votes through both modes, voting cast through e-voting shall be treated as valid and votes cast through the physical Postal Ballot Forms will be treated as invalid.
7. The voting rights for the Equity Shares of the Company are one vote per equity share, registered in the name of the member. The voting rights of the members shall be in proportion to the percentage of paid-up share capital of the Company held by them, which will be determined on the basis of the paid-up value of shares registered in the name of each member as on January 22, 2019.
8. In compliance with Sections 108 and 110 of the Act and the rules made thereunder, the Company has provided the facility to members to exercise their votes electronically and to vote on all resolutions through the e-voting service facility arranged by NSDL. The instructions for electronic voting are annexed to this Postal Ballot Notice. Members cannot exercise votes by proxy, though corporate and institutional members shall be entitled to vote through their authorized representatives with proof of their authorization.
9. Members wishing to obtain a printed Postal Ballot Form or a duplicate form, may send an email to sharebuyback@infosys.com or einward.ris@karvy.com. The registrar and share transfer agent / Company shall forward the same along with postage-prepaid self-addressed Business Reply Envelope to the member. Members wishing to exercise their vote by physical postal ballot are requested to carefully read the instructions printed on the Postal Ballot Form and return the Postal

Ballot Form duly completed and signed, in the enclosed self-addressed Business Reply Envelope to the Scrutinizer, so that it reaches the Scrutinizer not later than the close of working hours (i.e. 17:00 hours IST) on March 12, 2019. The Postal Ballot Form should be completed and signed by the member. The Scrutinizer's decision on the validity of the Postal Ballot shall be final. As mentioned above, the postage will be borne by the Company. However, envelopes containing postal ballots, if sent by courier or registered / speed post at the expense of the members, will also be accepted. Postal Ballot Forms received after 17:00 hours IST on March 12, 2019 shall be deemed invalid. Voting by Postal Ballot, in the physical form or e-voting, can be exercised only by the member or his/her duly constituted attorney or in case of bodies corporate, the duly authorized person with the proof of their authorization.

10. The Scrutinizer will submit his report to the Chairman or any other person authorized by the Chairman after the completion of scrutiny, and the result of the voting by Postal Ballot will be announced by the Chairman or any director of the Company duly authorized, on or before March 15, 2019 and will also be displayed on the Company website (https://www.infosys.com/investors/shareholder-services/Pages/postal-ballot.aspx) and on the website of NSDL (https://www.nsdl.co.in), and communicated to the stock exchanges, depository, registrar and share transfer agent on the said date.
11. Members can also contact Shobha Anand, Deputy General Manager to resolve any grievances with regard to voting by Postal Ballot. Address : - Karvy Fintech Private Limited (formerly Karvy Computershare Private Limited) Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad – 500 032
Email Id :- shobha.anand@karvy.com,
Phone number – 91 40 67161559.
12. This Postal Ballot Notice is also placed on the website of the Company (https://www.infosys.com/investors/shareholder-services/Pages/postal-ballot.aspx) and on the website of NSDL at https://www.nsdl.co.in.
13. All the material documents referred to in the explanatory statement will be available for inspection at the registered office of the Company during office hours on all working days from the date of dispatch until the last date for receipt of votes by Postal Ballot / e-voting.

Voting through electronic means

In compliance with Regulation 44, Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations") and Sections 108, 110 and other applicable provisions of the Act, read with the related rules, the Company is pleased to provide e-voting facility to all its members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members.

The instructions for e-voting are as follows :

The way to vote electronically on NSDL e-Voting system consists of "Two Steps" which are mentioned below :

Step 1 : Log-in to NSDL e-Voting system at https://www.evoting.nsdl.com/

Step 2 : Cast your vote electronically on NSDL e-Voting system.

Step 1 : Log-in to NSDL e-Voting system

1. Visit the e-Voting website of NSDL. Open web browser by typing the following URL : https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.
2. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholders' section.
3. A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen. Alternatively, if you are registered for NSDL e-services i.e. IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL e-services after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.
4. Your User ID details are given below :

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is :
a. For Members who hold shares in demat account with NSDL.	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******.
b. For Members who hold shares in demat account with CDSL.	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your user ID is 12**************
c. For Members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the company For example if folio number is ITL*** and EVEN is 101456 then user ID is 101456ITL***

5. Your password details are given below :
   a. If you are already registered for e-Voting, then you can user your existing password to login and cast your vote.
   b. If you are using NSDL e-Voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need enter the 'initial password' and the system will force you to change your password.
   c. How to retrieve your 'initial password'?
      i. If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
      ii. If your email ID is not registered, your 'initial password' is communicated to you on your postal address.
6. If you are unable to retrieve or have not received the "Initial password" or have forgotten your password :
   a. Click here for "Forgot User Details/Password"(If you are holding shares in your demat account with NSDL or CDSL)
   b. Click here for Physical User Reset Password?" (If you are holding shares in physical mode)
   c. If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address.
7. After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.
8. Now, you will have to click on "Login" button.
9. After you click on the "Login" button, Home page of e-Voting will open.

Step 2 : Cast your vote electronically

1. After successful login at Step 1, you will be able to see the Home page of e-Voting. Click on e-Voting. Then, click on Active Voting Cycles.
2. After click on Active Voting Cycles, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle is in active status.
3. Select "EVEN" of company for which you wish to cast your vote.
4. Now you are ready for e-Voting as the Voting page opens.
5. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.
6. Upon confirmation, the message "Vote cast successfully" will be displayed.
7. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.
8. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Guidelines for shareholders

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/ JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in
2. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on https://www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of https://www.evoting.nsdl.com or call on toll free no. : 1800-222-990 or send a request at evoting@nsdl.co.in.

Information at a glance :

Particulars	Notes
Cut-off date to determine those members who are eligible to vote on the resolutions	January 22, 2019
Voting start time and date	09:00 Hours IST, February 11, 2019
Voting end time and date	17:00 Hours IST, March 12, 2019
Last date to receive physical ballot papers	17:00 Hours IST, March 12, 2019
Date on which the resolutions are deemed to be passed	Last date of voting i.e. March 12, 2019,

Name, address and contact details of Registrar and Share Transfer Agent.	Contact name : Shobha Anand, Deputy General Manager Karvy Fintech Private Limited (formerly Karvy Computershare Private Limited) Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad – 500 032 Contact details : Email id- shobha.anand@karvy.com; Contact number – 91 40 67161559
Name, address and contact details of e-voting service provider	Contact name : Amit Vishal, Senior Manager National Securities Depository Limited 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400013, India Contact details : Email id- AmitV@nsdl.co.in Contact number- 022-24994360
NSDL e-voting website address	https://www.evoting.nsdl.com/
Name and contact details for clarifications relating to the buyback process	Contact Person : A. G. S. Manikantha, Company Secretary Infosys Limited, No. 44, Electronics City, Hosur Road, Bengaluru – 560100 Contact number : 080-41167775; Email:sharebuyback@infosys.com

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item No. 1 – Approval for the Buyback of Equity Shares of the Company

The Board, in its meeting on April 13, 2018, reviewed and approved the Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

1. The Board decided to retain the current policy of returning up to 70% of the free cash flow of the corresponding Financial Year in such manner, as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Dividend payout includes Dividend Distribution Tax ("DDT").
2. Pursuant to the above, on April 13, 2018 the Board identified an amount of up to ₹ 13,000 crore to be paid to members in the following manner :
   a. A special dividend of ₹ 10/- per equity share (₹ 5/- per equity share after adjusting for bonus issuance). The Company paid ₹ 2,633 crore in June 2018, to the eligible members during June 2018; and
   b. Identified an amount of up to approximately ₹ 10,367 crore to be paid out to members for the Financial Year 2019, in such a manner, to be decided by the Board, subject to applicable laws and requisite approvals, if any.

   In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board at its meeting held on January 11, 2019 has approved the following proposals :

   i. Declared a special dividend of ₹ 4/- per equity share (which will result in a payout of approximately ₹ 2,107 crore)
   ii. Recommended buyback of Equity Shares of Maximum Buyback Size of up to ₹ 8,260 crore as contained in the resolution in this Postal Ballot Notice.

   As the US$/INR exchange rates have moved from April 2018 rates when the capital allocation policy was announced, the total capital allocation in US$ terms amounts to $ 1,872 million (comprising of $ 386 million towards special dividend paid in June 2018 and $ 1,184 million* pertaining to buyback as mentioned above and $ 302 million* towards special dividend paid to shareholders in January 2019)

*US$ 1= ₹ 69.78/- as at December 31, 2018

Since the Buyback is more than 10% of the total paid up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is necessary to obtain the consent of the members of the Company, to the Buyback, by way of a Special Resolution. Further, as per Section 110 of the Act read with Rule 22(16)(g) of the Management Rules, the consent of the members of the Company to the Buyback is required to be obtained by means of postal ballot or at a general meeting by providing the facility to members to vote by electronic means. Accordingly, the Company is seeking your consent for the buyback of equity shares as contained in the Special Resolution. Requisite details relating to the Buyback are given below.

1. Necessity for the Buyback

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash requirements of the Company in the medium term and for returning surplus funds to the members in an effective and efficient manner. The Buyback is being undertaken for the following reasons:

a. The Buyback will help the Company to return surplus cash to its members;

b. The Buyback is generally expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base, thereby leading to long term increase in members' value; and

c. The Buyback gives an option to the members of the Company, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

2. Maximum amount required under the Buyback and its percentage of the total paid up capital and free reserves

The maximum amount of funds required for the Buyback will not exceed ₹8,260 crore (Rupees Eight Thousand Two Hundred and Sixty crore only), being 14.54% of the aggregate of the total paid-up capital and free reserves of the Company, which is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company based on the latest audited financial statements of the Company as at December 31, 2018 (on a standalone basis).

The Maximum Buy Back Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisors' fees, intermediaries' fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and service tax, stamp duty, etc. and other incidental and related expenses.

The funds for the implementation of the Buyback will be sourced out of the free reserves of the Company or such other source may be permitted by the Buyback Regulations or the Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

3. Maximum Price at which the Equity Shares are proposed be bought back and the basis of arriving at such price

The Equity Shares of the Company are proposed to be bought back at a price not exceeding ₹800/- (Rupees Eight Hundred only) per Equity Share ("Maximum Buyback Price"). The Maximum Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited ("BSE") and National Stock Exchange of India Limited ("NSE") (collectively referred to as "Indian Stock Exchanges") where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share.

The Maximum Buyback Price represents:

(i) Premium of 20.3% and 20.1% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months preceding the date of intimation (January 8, 2019) to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

(ii) Premium of 20.7% and 20.8% over the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks preceding the date of intimation (January 8, 2019) to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

(iii) Premium of 19.4% over the closing price of the Equity Shares on BSE as well as NSE as on January 8, 2019, the date of intimation to the stock exchanges of the Board Meeting to consider the proposal of the Buyback.

Shareholders are advised that the Buyback of the Equity Shares will be carried out through the Indian Stock Exchanges by the Company, in its sole discretion, based on, amongst other things, the prevailing market prices of the Equity Shares, which may be below the Maximum Buyback Price of ₹800/- per share.

The quantum of daily purchases by the Company during the Buyback Period may vary from day to day. As permitted by the Buyback Regulations, the Buyback will be carried out over a maximum period of 6 (six) months, and the prevailing market price during the voting period for the shareholders' resolution for the Buyback may not have a bearing on the outcome of the Buyback.

4. Maximum number of Equity Shares that the Company proposes to buy- back

At the Maximum Buyback Price and the Maximum Buyback Size, the indicative maximum number of Equity Shares bought back would be 10,32,50,000 Equity Shares ("Maximum Buyback Shares"), comprising approximately 2.36% of the paid-up equity share capital of the Company as of December 31, 2018 (on a standalone basis). If the Equity Shares are bought back at a price below the Maximum Buyback Price, the actual number of Equity Shares bought back could exceed the Maximum Buyback Shares, but will always be subject to the Maximum Buyback Size.

The Company shall utilise at least 50% of the amount earmarked as the Maximum Buyback Size for the Buyback, i.e. ₹4,130 crore (Rupees Four Thousand One Hundred and Thirty crore only) ("Minimum Buyback Size"). Based on the Minimum Buyback Size and Maximum Buyback Price, the Company would purchase a minimum of 5,16,25,000 Equity Shares.

5. Method to be adopted for Buyback as referred to in Regulation 4(iv)(b) and Regulation 16 of the Buyback Regulations

In terms of Regulation 40(1) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, except in case of transmission or transposition of securities, requests for effecting transfer of securities shall not be processed unless the securities are held in dematerialization form with a depository. Accordingly, the Buyback is open to (i) all members holding Equity Shares in physical form ("Physical Shares"), subject

to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI, and (ii) beneficial owners holding Equity Shares in dematerialised form ("Demat Shares"). The promoters, promoter group, and the persons in control of the Company shall not participate in the Buyback. Further, as required under the Buyback Regulations, the Company will not buyback Equity Shares which are locked-in or non-transferable, until the pendency of such lock-in or until the time such Equity Shares become transferable, as applicable.

The Buyback will be implemented by the Company by way of open market purchases through the Stock Exchanges, by the order matching mechanism except "all or none" order matching system, as provided under the Buyback Regulations.

In relation to the Buyback of Demat Shares, the execution of the order, issuance of contract note and delivery of the stock to the member and receipt of payment would be carried out by the broker, appointed by the Company, in accordance with the requirements of the Stock Exchanges and SEBI.

The Company shall make arrangements to facilitate participation in the Buyback by members who hold Physical Shares. In this regard, the Company shall approach the Stock Exchanges for permission to use a separate window for the Buyback of physical shares in terms of Regulation 19 of the Buyback Regulations ("Physical Share Buyback Window"), subject to the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares. Upon completion of formalities with the Stock Exchanges to use their Physical Share Buyback Window, the Company shall Buyback the Physical Shares from the members. The procedure for Buyback of Physical Shares in the Physical Share Buyback Window shall be subject to the Buyback Regulations, requirements provided by the Stock Exchanges and any directions in this regard and the provisions of any rule, circular or notification issued by the Indian Stock Exchanges or SEBI with respect to participation by members holding Physical Shares.

6. Compliance with Regulation 4 of the Buyback Regulations

In terms of the provisions of the Buyback Regulations, the offer for Buyback under open market route cannot be made for 15% or more of the total paid-up equity capital and free reserves of the Company.

As per the latest audited balance sheet of the Company as at December 31, 2018 (on a standalone basis)

S. No.	Particulars	Amount (₹ crore)
1.	Total paid-up equity capital	2,184
2.	Free reserves	54,636
3.	Aggregate of the total paid-up equity capital and free reserves	56,820
4.	15% of the aggregate of the total paid-up equity capital and free reserves	8,523

As per the latest audited Consolidated balance sheet of the Group as at December 31, 2018, aggregate total paid up equity capital and free reserves is ₹61,103 crore.

Based on the above, the Maximum Buyback Size, i.e. ₹8,260 crore, is less than 15% of the aggregate of the total paid-up capital and free reserves of the Company.

7. The aggregate shareholding of the Promoters and Promoter Group, the directors of the Promoter where Promoter is a Company and of Directors and Key Managerial Personnel of the Company as on the date of this Postal Ballot Notice

a. The aggregate shareholding of the Promoters and Promoter Group as on the date of this Postal Ballot Notice:

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
	A. Promoters		
1.	Sudha Gopalakrishnan	9,53,57,000	2.18
2.	Rohan Murty	6,08,12,892	1.39
3.	S. Gopalakrishnan	4,18,53,808	0.96
4.	Nandan M. Nilekani	4,07,83,162	0.93
5.	Akshata Murty	3,89,57,096	0.89
6.	Asha Dinesh	3,85,79,304	0.88
7.	Sudha N. Murty	3,45,50,626	0.79
8.	Rohini Nilekani	3,43,35,092	0.79
9.	Dinesh Krishnaswamy	3,24,79,590	0.74
10.	Shreyas Shibulal	2,80,49,350	0.64
11.	N. R. Narayana Murthy	1,66,45,638	0.38
12.	Nihar Nilekani	1,26,77,752	0.29
13.	Janhavi Nilekani	1,26,65,162	0.29
14.	Kumari Shibulal	1,04,97,930	0.24
15.	Deeksha Dinesh	76,46,684	0.18
16.	Divya Dinesh	76,46,684	0.18
17.	Meghana Gopalakrishnan	48,34,928	0.11

S. No.	Name	No. of Equity Shares Held	Shareholding Percentage (%)
18.	Shruti Shibulal	27,37,538	0.06
19.	S. D. Shibulal	17,65,768	0.04
	B. Promoter Group		
20.	Gaurav Manchanda	1,55,36,226	0.36
21.	Milan Shibulal Manchanda	1,54,35,868	0.35
22.	Bhairavi Madhusudhan	63,34,240	0.14
Total A+B		56,01,82,338	12.82

b. The aggregate shareholding of the directors of the Promoter, as on the date of this Postal Ballot Notice, where the promoter is a Company :

The Company does not have any corporate promoter.

c. The aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of this Postal Ballot Notice :

S. No.	Name	Designation	No. of Equity Shares Held	Shareholding Percentage (%)
		A. Directors		
1.	Nandan M. Nilekani	Non-Executive Chairman	4,07,83,162	0.93
2.	D. N. Prahlad	Independent Director	21,92,190	0.05
3.	U. B. Pravin Rao	Chief Operating Officer and Whole-time Director	10,73,696	0.02
4.	Kiran Mazumdar-Shaw	Independent Director	1,600	–
5.	Salil Parekh	Chief Executive Officer and Managing Director	Nil	Nil
6.	Roopa Kudva	Independent Director	Nil	Nil
7.	Dr. Punita Kumar-Sinha	Independent Director	Nil	Nil
8.	Michael Gibbs	Independent Director	Nil	Nil
9.	D. Sundaram	Independent Director	Nil	Nil
		B. Key Managerial Personnel		
10.	Krishnamurthy Shankar	Group Head, HRD	12,050	–
11.	Jayesh Sanghrajka	Interim Chief Financial Officer	8,834	–
12.	A. G. S. Manikantha	Company Secretary	1,160	–
13.	Ravi Kumar S.	Deputy Chief Operating Officer	Nil	Nil
14.	Mohit Joshi	President	Nil	Nil
15.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	Nil	Nil
Total A+B			44,072,692	1.01

d. The aggregate American Depositary Receipts ("ADRs") held by the Directors and Key Managerial Personnel of the Company as on the date of this Postal Ballot Notice :

S. No.	Name	Designation	No. of ADRs
1.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	32,164
2.	Mohit Joshi	President	12,676

Each ADR represents one underlying equity share

e. The aggregate Restricted Stock Options (RSU's) and Options held by Directors and Key Managerial Personnel of the Company as on the date of this Postal Ballot Notice :

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
1.	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSU	4,43,248	Nil
2.	U.B. Pravin Rao	Chief Operating Officer and Whole-time Director	Equity RSU	40,876	Nil
			Equity Option	64,500	21,500
3.	Ravi Kumar S.	Deputy Chief Operating Officer	ADR RSU	1,86,050	Nil
			ADR Options	1,12,750	Nil
4.	Mohit Joshi	President	ADR RSU	1,86,050	Nil
			ADR Options	1,12,750	1,12,750
5.	Inderpreet Sawhney	General Counsel and Chief Compliance Officer	ADR RSU	60,136	Nil
			ADR Options	66,676	22,224

S. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
6.	Jayesh Sanghrajka	Interim CFO	Equity RSU	34,250	Nil
			Equity Option	13,750	13,750
7.	Krishnamurthy Shankar	Group Head- HRD	Equity RSU	36,850	Nil
			Equity Option	19,000	19,000
8.	A.G.S. Manikantha	Company Secretary	Equity RSU	5,000	Nil

8. No Equity Shares of the Company have been purchased / sold by any Promoter / Promoter Group, Directors and Key Managerial Personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

S. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Transaction	Price (₹) per equity share
		Promoters			
1.	Sudha Gopalakrishnan	4,76,78,500	Bonus	September 6, 2018	Nil
2.	Rohan Murty	3,04,06,446	Bonus	September 6, 2018	Nil
3.	S. Gopalakrishnan	2,09,26,904	Bonus	September 6, 2018	Nil
4.	Nandan M. Nilekani	2,03,91,581	Bonus	September 6, 2018	Nil
5.	Akshata Murty	1,94,78,548	Bonus	September 6, 2018	Nil
6.	Asha Dinesh	1,92,89,652	Bonus	September 6, 2018	Nil
7.	Sudha N. Murty	1,72,75,313	Bonus	September 6, 2018	Nil
8.	Rohini Nilekani	1,71,67,546	Bonus	September 6, 2018	Nil
9.	Dinesh Krishnaswamy	1,62,39,795	Bonus	September 6, 2018	Nil
10.	Shreyas Shibulal	1,40,24,675	Bonus	September 6, 2018	Nil
11.	N. R. Narayana Murthy	83,22,819	Bonus	September 6, 2018	Nil
12.	Nihar Nilekani	63,38,876	Bonus	September 6, 2018	Nil
13.	Janhavi Nilekani	63,32,581	Bonus	September 6, 2018	Nil
14.	Kumari Shibulal	52,48,965	Bonus	September 6, 2018	Nil
15.	Deeksha Dinesh	38,23,342	Bonus	September 6, 2018	Nil
16.	Divya Dinesh	38,23,342	Bonus	September 6, 2018	Nil
17.	Meghana Gopalakrishnan	24,17,464	Bonus	September 6, 2018	Nil
18.	Shruti Shibulal	13,68,769	Bonus	September 6, 2018	Nil
19.	S. D. Shibulal	8,82,884	Bonus	September 6, 2018	Nil
		Promoter Group			
20.	Gaurav Manchanda	2,82,051	Sale	August 8, 2018	*1,362.38
		3,00,000	Sale	August 9, 2018	*1,382.48
		2,23,809	Sale	August 10, 2018	*1,375.33
		77,68,113	Bonus	September 6, 2018	Nil
21.	Milan Shibulal Manchanda	77,17,934	Bonus	September 6, 2018	Nil
22.	Bhairavi Madhusudhan	2,82,051	Sale	August 8, 2018	*1,362.40
		3,00,000	Sale	August 9, 2018	*1,382.47
		2,23,809	Sale	August 10, 2018	*1,375.32
		31,67,120	Bonus	September 6, 2018	Nil
		Directors			
23.	D. N. Prahlad	10,96,095	Bonus	September 6, 2018	Nil
24.	U. B. Pravin Rao	5,36,848	Bonus	September 6, 2018	Nil
25.	Kiran Mazumdar-Shaw	800	Bonus	September 6, 2018	Nil
		Key Managerial Personnel			
26.	Krishnamurthy Shankar	3,012	Bonus	September 6, 2018	Nil
		3,013	Exercise of RSU	November 13, 2018	5
		3,013	Exercise of RSU pursuant to bonus issue	November 13, 2018	Nil

S. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Transaction	Price (₹) per equity share
27.	Jayesh Sanghrajka	2,229	Bonus	September 6, 2018	Nil
		2,188	Exercise of RSU	December 5, 2018	5
		2,188	Exercise of RSU pursuant to bonus issue	December 5, 2018	Nil
28.	A. G. S. Manikantha	330	Bonus	September 6, 2018	Nil
		250	Exercise of RSU	November 12, 2018	5
		250	Exercise of RSU pursuant to bonus issue	November 12, 2018	Nil

*Unadjusted for bonus issue (in case of sale/purchases prior to Bonus issue in September 2018) and excluding brokerage and other transaction costs

No ADRs of the Company have been purchased / sold by Directors and Key Managerial Personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

S. No.	Name	Number of ADRs	Nature of Transaction	Date of Transaction	Price($) per ADR
1	Mohit Joshi	13,088	Exercise of RSU	November 1, 2018	0.10
		13,088	Exercise of RSU pursuant to bonus issue	November 1, 2018	Nil
		13,500	Sale	November 13, 2018	9.34
2	Ravi Kumar S.	13,088	Exercise of RSU	November 1, 2018	0.10
		13,088	Exercise of RSU pursuant to bonus issue	November 1, 2018	Nil
		28,188	Exercise of ESOP	November 1, 2018	15.26
		28,188	Exercise of ESOP pursuant to bonus issue	November 1, 2018	Nil
		82,552	Sale	November 13, 2018	9.33
3	Inderpreet Sawhney	28,082	Exercise of RSU	August 1, 2018	0.10
		12,000	Sale	August 1, 2018	*20.21
		16,082	Bonus	September 6, 2018	Nil

*Unadjusted for bonus issue (in case of sale/purchases prior to Bonus issue in September 2018) and excluding brokerage and other transaction costs

Details of RSU's and Options held by Directors and Key Managerial Personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed:

S. No.	Name	Type	Bonus shares issued on September 6, 2018	Exercised	Date of exercise	Exercise Price per ADR/ Share
1	Salil Parekh	Equity RSU	2,21,624	Nil	NA	NA
2	U. B. Pravin Rao	Equity RSU	20,438	Nil	NA	NA
		Equity Option	43,000	Nil	NA	NA
3	Ravi Kumar S.	ADR RSU	1,06,113	13,088	November 1, 2018	$0.10
				13,088	November 1, 2018	*Nil
		ADR Options	84,563	28,188	November 1, 2018	$15.26
				28,188	November 1, 2018	*Nil
4	Mohit Joshi	ADR RSU	1,06,113	13,088	November 1, 2018	$0.10
				13,088	November 1, 2018	*Nil
		ADR Options	1,12,750	Nil	NA	NA
5	Inderpreet Sawhney	ADR RSU	30,068	28,082	August 1, 2018	$0.10
		ADR Options	44,450	Nil	NA	NA
6	Jayesh Sanghrajka	Equity RSU	19,313	2,188	December 5, 2018	₹5
				2,188	December 5, 2018	*Nil
		Equity Options	13,750	Nil	NA	NA
7	Krishnamurthy Shankar	Equity RSU	21,438	3,013	November 13, 2018	₹5
				3,013	November 13, 2018	*Nil
		Equity Option	19,000	Nil	NA	NA
8	A.G.S. Manikantha	Equity RSU	2,750	250	November 12, 2018	₹5
				250	November 12, 2018	*Nil

*exercised pursuant to bonus issue

9. Intention of the Promoters, Promoter Group and persons in control of the Company to tender their Equity Shares in the Buyback

In terms of Regulation 16(ii) of the Buyback Regulations, the Buyback is not extended to the Promoters, promoters group and persons in control of the Company.

10. The Company confirms that there are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any member, or repayment of any term loans or interest payable thereon to any financial institution or banking company.

11. The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion that:

a. immediately following the date of the Board meeting held on January 11, 2019 and the date of passing of the members' resolution approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts; and

b. as regards the Company's prospects for the year immediately following the date of the Board meeting held on January 11, 2019 as well as the year immediately following the date of passing of the members' resolution approving the Buyback, having regard to the Board's intention with respect to the management of the Company's business during that year and to the amount and character of the financial resources, which will, in the Board's view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board meeting approving the Buyback held on January 11, 2019, as also from the date of the Postal Ballot Resolution.

c. In forming its opinion for the above purposes, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act, and the Insolvency and Bankruptcy Code, 2016 (to the extent notified).

12. Report addressed to the Board by the Company's Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated January 11, 2019 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,
The Board of Directors,
Infosys Limited
No. 44, Infosys Avenue,
Hosur Road, Electronics City,
Bengaluru,
Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor's Report in respect of proposed buyback of equity shares by Infosys Limited (the "Company") in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended ("Buyback Regulations")

1. This Report is issued in accordance with the terms of our engagement letter dated June 26, 2018.

2. The Board of Directors of the Company have approved a proposal for buyback of Equity Shares by the Company at its Meeting held on January 11, 2019, in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the "Act") and the Buyback Regulations.

3. We have been requested by the Management of the Company to provide a report on the accompanying "Statement of Permissible Capital Payment (including premium)" ('Annexure A') as at December 31, 2018 (hereinafter referred to as the "Statement"). This Statement has been prepared by the Management, which we have initialled for the purposes of identification only.

Management's Responsibility:

4. The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the proviso to Regulation 4(iv) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor's Responsibility:

5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

   i. we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone financial statements as at December 31, 2018;

   ii. the amount of permissible capital payment as stated in Annexure A, has been properly determined considering the audited interim condensed standalone financial statements as at December 31, 2018 in accordance with Section 68(2) of the Act and the proviso to Regulation 4(iv) of the Buyback Regulations; and

   iii. the Board of Directors of the Company, in their Meeting held on January 11, 2019 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.

6. The interim condensed standalone financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion in our report dated January 11, 2019. We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes, issued by the Institute of Chartered Accountants of India (the "Guidance Note"). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India.
8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9. Based on inquiries conducted and our examination as above, we report that :
   i. We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone financial statements as at and for nine months period ended December 31, 2018, which have been approved by the Board of Directors of the Company on January 11, 2019.
   ii. The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with Section 68 (2)(c) of the Act. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone financial statements of the Company as at and for nine months period ended December 31, 2018.
   iii. The Board of Directors of the Company, at their meeting held on January 11, 2019 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Resolution dated January 11, 2019 and from the date on which the results of the shareholders' resolution with regard to the proposed buyback are declared.
10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to the Managers in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose.

For Deloitte Haskins & Sells LLP
Chartered Accountants
(Firm Registration No. 117366W/W-100018)

Sd/-

P. R. Ramesh
Partner
Membership No. 70928

Bengaluru
January 11, 2019

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment towards buyback of equity shares in accordance with Section 68(2)(c) of the Companies Act, 2013 ("the Act"), based on audited interim condensed standalone financial statements as at and for the nine months period ended December 31, 2018.

Particulars	Amount (₹ in crore)
Paid up equity capital as at December 31, 2018 (A)	2,184
Free Reserves as at December 31, 2018:	
- Retained earnings*	52,340
- Securities Premium	95
- General reserve	2,201
Total Free Reserves (B)	54,636
Total paid up Equity capital and free reserves (A+B)	56,820
Maximum amount permissible for buyback under Section 68 of the Act, i.e. 25% of the total paid up capital and free reserves.	14,205
Maximum amount permissible for buyback under the proviso to Regulation 4(iv) of the Buyback Regulations, i.e. 15% of the total paid up capital and free reserves	8,523

* includes re-measurement gain on defined benefit plan of ₹5 crore.

For Infosys Limited

Sd/-

Jayesh Sanghrajka
Interim Chief Financial Officer

January 11, 2019

13. General obligations of the Company as per the provisions of the Buyback Regulations and the Act:

a. In accordance with Regulation 24(i)(b) of the Buyback Regulations, the Company shall not issue any shares or other specified securities, including by way of bonus, till the expiry of the Buyback Period;

b. The Company shall not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

c. In accordance with Regulation 24(i)(f) of the Buyback Regulations, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of its subsisting obligations;

d. The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Act or the Buyback Regulations or by the appropriate authorities). The exact time table for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limit;

e. The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

f. The Company shall not withdraw the Buyback after the public announcement for the Buyback is made; and

g. The Company shall not buyback the locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or until the Equity Shares become transferable.

All the material documents referred to in the Notice and Explanatory Statement such as the Memorandum and Articles of Association of the Company, relevant Board resolution for the Buyback, the Auditors' Report dated April 13, 2018 and the audited accounts for the period from April 1, 2017 to March 31, 2018, the Auditors Report dated January 11, 2019 and the audited accounts for the period April 1, 2018 to December 31, 2018 are available for inspection without any fee by the members of the Company at its Registered Office on any working day between 10:00 hours and 16:00 hours up to the last date of receipt of Postal Ballot Form specified in the accompanying Postal Ballot Notice. The audited accounts for the period from April 1, 2017 to March 31, 2018 and the audited accounts for the period April 1, 2018 to December 31, 2018 are also available on the Company's website at https://www.infosys.com/investors/.

In the opinion of the Board, the proposal for the Buyback is in the interest of the Company and its members holding Equity Shares of the Company. The directors of the Company, therefore, recommend passing of the Special Resolution as set out in the accompanying Postal Ballot Notice.

No director, key managerial personnel or their relatives are interested in or concerned with the resolution, except to the extent of their shareholding. The Board recommends the resolution set forth in Item no. 1 for approval of the Members.

Item No. 2 – Re-appointment of Kiran Mazumdar-Shaw as an Independent Director

Kiran Mazumdar-Shaw is the lead independent director of the Board. She joined the Board of Directors (the "Board") of the Company on January 10, 2014. The members of the Company at the 33rd Annual General Meeting held on June 14, 2014 had approved the appointment of Kiran Mazumdar-Shaw as an Independent Director for a term up to March 31, 2019. Kiran Mazumdar-Shaw is due for retirement from her first term as an independent director on March 31, 2019 as per Companies Act, 2013. Based on her skills, experience, knowledge and performance evaluation, it is proposed that she be reappointed for another term to hold office up to March 22, 2023 with effect from April 1, 2019.

The Board at the meeting held on January 11, 2019, on recommendation of the Nomination and Remuneration Committee, has recommended for the approval of the members, the re-appointment of Kiran Mazumdar-Shaw as an Independent Director of the Company for another term to hold office up to March 22, 2023 with effect from April 1, 2019 in terms of Section 149 read with Schedule IV of the Companies Act, 2013 ('the Act'), and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, ('Listing Regulations') or any amendment thereto or modification thereof.

In accordance with Section 149 (10) and (11) of the Companies Act, 2013, an independent director shall hold office for a term up to five consecutive years on the Board of a Company, but shall be eligible for reappointment on passing of a special resolution by the Company and disclosure of such appointment in the Board's report.

Kiran Mazumdar-Shaw fulfills the requirements of an independent director as laid down under Section 149(6) of the Companies Act, 2013 and Regulation 16 of the Listing Regulations.

An Independent Directors appointment is subject to the retirement policy of the Board. As per the policy of the Board and subject to the terms of office conditions, under the Companies Act, 2013 and Listing Regulations, including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Independent directors retire on a date, which is earlier of the following events:

- Age : Attaining the age of 70 years; or
- Term Completion : Completion of two consecutive terms of five years each from the date of first appointment.

Hence it is proposed to appoint Kiran Mazumdar-Shaw as an independent director for the period from April 1, 2019 to March 22, 2023 (retirement by age).

The Company has received notice in writing pursuant to Section 160 of the Companies Act, 2013, from a member proposing the reappointment of Kiran Mazumdar-Shaw for the office of independent director under the provisions of Section 149 of the Companies Act, 2013.

The Company has received from Kiran Mazumdar-Shaw (i) consent in writing to act as director in Form DIR 2 pursuant to Rule 8 of The Companies (Appointment & Qualification of Directors) Rules, 2014, (ii) intimation in Form DIR 8 in terms of the Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that she is not disqualified under sub-section (2) of Section 164 of the Companies Act, 2013, confirming her eligibility for such reappointment, and (iii) a declaration to the effect that she meets the criteria of independence as provided in sub section (6) of Section 149 of the Companies Act, 2013.

In the opinion of the Board, and based on the Board's evaluation, Kiran Mazumdar-Shaw fulfils the conditions specified in the Companies Act, 2013, Rules made thereunder and Listing Regulations for her reappointment as an independent director of the Company and she is independent of the management of the Company. A copy of the draft letter for the appointment of Kiran Mazumdar-Shaw as an independent director setting out the terms and conditions would be available for inspection without any fee by the Members at the registered office of the Company during normal business hours on any working day up to March 12, 2019.

The Board considers that the continued association of Kiran Mazumdar-Shaw would be of immense benefit to the Company and is desirable to continue to avail the services of Kiran Mazumdar-Shaw as an independent director. Accordingly, the Board recommends the resolution in relation to the reappointment of Kiran Mazumdar-Shaw as an independent director, for the approval by members of the Company.

No director, key managerial personnel or their relatives, except Kiran Mazumdar-Shaw to whom the resolution relates, is interested in or concerned with the resolution. The Board recommends the resolution set forth in Item no. 2 for the approval of the Members.

Additional information on director recommended for appointment as required under Regulation 36 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and applicable secretarial standards



Kiran Mazumdar-Shaw

Kiran Mazumdar-Shaw, (Kiran) is a Lead Independent Director of Infosys Limited and a Chairperson & Managing Director of Biocon Limited, a leading biopharmaceutical company based in Bangalore, India.

Kiran is a well-regarded global influencer and has been named among TIME magazine's 100 most influential people in the world. Her pioneering efforts in biotechnology have drawn global recognition for both the Indian industry and Biocon.

She has been conferred with the prestigious AWSM Award for Excellence in 2017, by the Feinstein Institute for Medical Research of Northwell Health and the U.S. based Chemical Heritage Foundation conferred her with the '2014 Othmer Gold Medal'. She has also been conferred with the Highest French Distinction – 'Knight of the Legion of Honour' in 2016, and 'The Global Economy Prize for Business' in 2014 by the Kiel Institute for the World Economy, Germany, for her outstanding contribution and dedication to the biosciences and research field globally. Kiran is the proud recipient of India's two highest civilian honours - Padma Shri (1989) and Padma Bhushan (2005).

She has featured in the Forbes' list of 'World's 100 Most Powerful Women'; Scientific American's 'The Worldview 100 List' of most influential visionaries; and Fortune's 'Top 25 Most Powerful Women in Asia-Pacific'. Recently she topped the 'Medicine Maker Power List 2018', in the Business Captains category, an index of the 100 most influential people across the globe in the field of medicine.

Kiran is a member of the Board of Trustees of the MIT, USA and also serves on the Board of Narayana Health and IIT Mumbai. She is passionately driven to make healthcare affordable & accessible and is committed to develop drugs that have the potential to benefit a billion patients. Kiran is the second Indian and the first woman signatory to the 'Giving Pledge' of the Gates Foundation.

Kiran holds a bachelor's degree in science (Zoology Hons.) from Bangalore University and has earned a master's degree in malting and brewing from Ballarat College, Melbourne University. She has been awarded with several honorary doctorates from reputed universities across the globe, for her pre-eminent contributions in the field of biotechnology.

1. Age- 65 years
2. Nature of expertise in specific functional areas- Biosciences, Research and Governance
3. Disclosure of relationships between directors/KMP inter-se – Nil
4. Shareholding in the Company – 1,600 Shares
5. Listed Companies (other than Infosys) in which Kiran holds the directorship and the membership of Committees of the board Directorship

Directorships

Biocon Limited

Syngene International Limited

Narayana Hrudayalaya Limited

United Breweries Limited

Chair and memberships

Biocon Limited- Member of Nomination and Remuneration Committee

Narayana Hrudayalaya Limited- Member of Nomination and Remuneration Committee

United Breweries Limited- Member of Corporate Social Responsibility Committee, Borrowing Committee and Risk Management Committee

6. Key terms and conditions of appointment- As per the resolution at item no. 2 of this Notice read with the explanatory statement thereto
7. Remuneration proposed to be paid

As per the criteria for payment of annual remuneration to Independent Directors:

Particulars	Amount in USD
Fixed Board fee	75,000
Board attendance fee	25,000
Chairperson- audit committee	30,000
Members- audit committee	20,000
Chairperson - other committees	20,000
Members - other committees	10,000

8. Date of first appointment on board, last drawn remuneration and number of board meetings attended : Kiran Mazumdar-Shaw was first appointed on the Board on January 10, 2014. Her last drawn remuneration for the fiscal 2018 was ₹ 1 Crore. She attended 9 meetings out of 11 meetings of the Board held during fiscal 2018 and 9 meetings out of 11 meetings of the Board held till date in fiscal 2019.

Registered office :
Electronics City, Hosur Road
Bengaluru 560 100
India

By order of the
Board of Directors
for Infosys Limited

Sd/-

Bengaluru
January 11, 2019

A. G. S. Manikantha
Company Secretary

Forward-looking Statements

The information herein includes certain "forward-looking statements." These forward-looking statements are based on the Management's beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company's members ; the anticipated timing of approvals relating to the Buyback; and the expected timing of the completion of the Buyback. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not approved or otherwise commenced on the anticipated timetable or at all, and those discussed in the "Risk Factors" section in the Company's Annual Report on Form 20-F for the year ended March 31, 2018.

Green Initiative

Dear Member,

As responsible citizens of the world, we would like to do our bit to protect our environment and reduce our carbon footprint. We request you, our valued shareholder, to join us in our endeavor to save the planet by registering your email to receive all communications electronically.

In case you hold securities of the Company in demat mode, kindly furnish your email ID to your Depository Participant (i.e., with whom you had opened your demat account). If you hold securities in physical mode, kindly furnish your email ID to the Company's Registrar & Share Transfer Agents, Karvy Fintech Private Limited ('RTA') at their email ID : einward.ris@karvy.com. For more details you may contact : investors@infosys.com.

Dematerialization of shares :

Members are requested to note that, as per SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the requests for transfer of securities held in physical form, except transmission or transposition of securities, will not be processed after March 31, 2019. In this regard, members are requested to dematerialize the securities held in physical form on or before March 31, 2019.

Transfer to Investor Education and Protection Fund

Members may note that the shares whose dividend is unclaimed / un-encashed for a period of seven consecutive years shall also be transferred to the Investor Education and Protection Fund (IEPF). No claim shall lie against the Company for the dividend or shares transferred to the IEPF. The members need to approach the IEPF authorities to claim the transferred dividend amount and shares as prescribed under the IEPF Rules. Members may write to einward.ris@karvy.com to claim the dividend unclaimed for previous seven year(s).

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EM698700010IN

Member Name
Address 1
Address 2
Address 3
City PIN
SLNO.

Postal Ballot Form

Registered Folio no. / DP ID no. / Client ID no.:	Number of shares held:
<<DPID>><<HOLDER_FOL>>	<<TOTAL_SHAR>>

I / We hereby exercise my / our vote in respect of the Special Resolution to be passed through postal ballot for the business stated in the Notice of the Company by conveying my / our assent or dissent to the said resolution by placing a tick (✓) mark in the appropriate box below:

Item no.	Resolution summary	No. of shares	I assent to the resolution *Please tick (✓)*	I dissent to the resolution *Please tick (✓)*
1	Special Resolution - Approval for the Buyback of Equity Shares of the Company			
2	Special resolution - Re-appointment of Kiran Mazumdar-Shaw as an Independent Director			

Place:

Date:

....
Signature of the Member

Electronic voting particulars

The e-voting facility is available at the link **https://www.evoting.nsdl.com**. The electronic voting particulars are set out as follows:

EVEN (E-Voting Event Number)	User ID	Password
110356	**<<USER_ID>>**	**<<PWD>>**

The e-voting facility will be available during the following voting period:

Commencement of e-voting	End of e-voting
Monday, February 11, 2019 at 9:00 Hours IST	**Tuesday, March 12, 2019 at 17:00 Hours IST**

Notes:

1. Please read the instructions printed below carefully before filling this Form and for e-voting, please refer to the instructions for voting through electronic means provided in the Postal Ballot Notice sent herewith.

2. The last date for the receipt of Postal Ballot Forms by the Scrutinizer is Tuesday, March 12, 2019 at 17:00 Hours IST.

(contd...)

Instructions

1. A Member desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the Scrutinizer in the attached postage prepaid self-addressed Business Reply Envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if deposited in person or sent by courier / speed post at the expense of the Member, will also be accepted.
2. Alternatively, a Member may vote through electronic mode as per the instructions for voting through electronic means provided in the Postal Ballot Notice sent herewith.
3. The self-addressed envelope bears the name of the Scrutinizer appointed by the Board of Directors of the Company.
4. This form should be completed and signed by the Member. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named Member and in his / her absence, by the next named Member.
5. Consent must be accorded by placing a tick mark [☐] in the column, 'I assent to the resolution', or dissent must be accorded by placing a tick mark [☐] in the column, 'I dissent to the resolution'
6. The votes of a Member will be considered invalid on any of the following grounds:
   a. if the Postal Ballot form has not been signed by or on behalf of the Member;
   b. if the Member's signature does not tally;
   c. if the Member has marked his / her / its vote both for 'Assent' and also for 'Dissent' to the 'Resolution' in such a manner that the aggregate Shares voted for 'Assent' and 'Dissent' exceeds total number of Shares held;
   d. if the Member has made any amendment to the Resolution or imposed any condition while exercising his vote.
   e. if the Postal Ballot Form is incomplete or incorrectly filled;
   f. if the Postal Ballot Form is received torn or defaced or mutilated such that it is difficult for the Scrutinizer to identify either the Member or the number of votes, or whether the votes are for 'Assent' or 'Dissent', or if the signature could not be verified, or one or more of the above grounds;
   g. if the form other than the one issued by the company is used;
7. Duly completed Postal Ballot Forms should reach the Scrutinizer on or before Tuesday, March 12, 2019 at 17:00 Hours IST. If any Postal Ballot Form is received after this date, it will be considered that no reply from such Member has been received.
8. A Member may request for a duplicate Postal Ballot Form, if so required. However, the duly filled in duplicate Postal Ballot Forms should reach the Scrutinizer no later than the date specified in Item (7) above.
9. In case of shares held by Companies, Trusts, Societies, etc., the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution / Power of Attorney/ attested specimen signatures etc. In case of electronic voting, documents such as the certified true copy of Board Resolution / Power of Attorney, along with attested specimen signatures, should be mailed to the Scrutinizer at evoting@infosys.com, with a copy marked to evoting@nsdl.co.in, or deposited at the registered office of the Company.
10. Members are requested NOT to send any other paper along with the Postal Ballot Form in the enclosed self-addressed postage prepaid envelopes in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelopes would be destroyed by the Scrutinizer and the Company would not be able to act on the same.
11. A Member need not use all his / her votes nor does he / she need to cast his / her votes in the same way.
12. Voting rights shall be reckoned on the paid up value of the shares registered in the name of the Member on the cut-off date, i.e. Tuesday, January 22, 2019.
13. The Scrutinizer's decision on the validity of the postal ballot shall be final.
14. Only a Member entitled to vote is entitled to fill in the Postal Ballot Form and send it to the Scrutinizer, and any recipient of the Notice who has no voting right should treat the Notice as an intimation only.

Attention to the members

Members are requested to note that, as per SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the requests for transfer of securities held in physical form, except transmission or transposition of securities, will not be processed after March 31, 2019. In this regard, members are requested to dematerialize the securities held in physical form on or before March 31, 2019.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com